Exhibit 99.1 Press release

WiLAN to Acquire International Road Dynamics

First transaction supporting WiLAN’s new strategy to grow via M&A

Conference call to discuss transaction today at 4:30 PM Eastern Time

OTTAWA, Ontario and SASKATOON, Saskatchewan – April 17, 2017 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) and International Road Dynamics (“IRD”) (TSX: IRD) today announced that the two companies have entered into a definitive agreement for WiLAN to acquire all of the issued and outstanding shares of IRD for $4.25 (US $3.17) per share in cash, or an equity value of approximately $63.5 million (US $47.4 million). The purchase price represents a 51% premium to IRD’s closing price on April 13, 2017, and a 35% premium to its 90-day volume-weighted average trading price. All amounts, unless stated otherwise, are in Canadian dollars. WiLAN plans to operate under the Quarterhill Inc. (“Quarterhill”) name, commencing on or about June 1, 2017, as outlined in a separate press release issued earlier today by the Company.

IRD is an Industrial Internet of Things (“IIoT”) company specializing in Intelligent Transportation Systems (“ITS”) and producing a portfolio of integrated hardware and software solutions to better detect, measure and analyze a variety of transportation challenges. IRD’s ITS are used worldwide and are vital as highway agencies address increasing traffic volumes and the need to embrace automation of roadway systems. IRD’s systems detect vehicles, measure characteristics, and analyze traffic data thereby providing input that helps highway agencies protect infrastructure, enhance safety and optimize highway design. IRD’s current solutions include commercial vehicle weight enforcement, toll systems, traffic data collection, fleet management, bridge monitoring, traffic safety, security and access control, and maintenance services.

“As discussed in WiLAN’s press release issued earlier today, the natural progression of our business has us focused on growth by identifying, acquiring and supporting IIoT companies with strong management teams, attractive financial performance and promising growth potential; IRD fits this profile perfectly,” said Shaun McEwan, Interim CEO of WiLAN. “Terry Bergan and his team are well respected in the ITS industry and will remain in place to run the business following the acquisition. IRD has built an attractive portfolio of IP protected technology and an enviable track record of financial performance that includes a growing base of recurring revenue and solid cash flow generation.”

James Skippen, Executive Chairman of WiLAN added: “IRD comes with a strong portfolio of more than 80 pending and issued patents. We were impressed with both the quality and depth of the portfolio. Adding to our patent portfolio in this exciting growth industry will serve to bolster our IoT patent strength and makes this acquisition particularly attractive and synergistic. It is also comforting to know the IRD product offerings have solid patent protection.”

Press release

“This transaction provides compelling and certain value for IRD shareholders and also provides significant opportunity for our employees and customers to benefit from our future growth plans,” said Terry Bergan, President and CEO of IRD. “The Quarterhill platform, once in place, will give us the opportunity to focus 100% of our energy on strengthening and accelerating the growth of our business. We have a history of innovation and look forward to having the expertise of the WiLAN team under the same corporate umbrella.”

Financial Highlights of the Acquisition

IRD generated $65.4 million in revenue in fiscal 2016 with $4.9 million in earnings before interest, taxes, depreciation and amortization (“EBITDA”), $2.8 million in net income and $2.3 million of cash from operations. The acquisition will be immediately accretive to WiLAN’s EBITDA. On a combined pro forma basis, for fiscal 2016 WiLAN would have generated revenue of $188.4 million and EBITDA of $76.1 million.

WiLAN will fund the acquisition with cash from its balance sheet, which at December 31, 2016 was $143.1 million (US $107.7 million).

Transaction Details

The Boards of Directors of both WiLAN and IRD have unanimously approved this transaction, and IRD’s Board recommends that IRD shareholders vote in favour of the transaction. In making their determination, the IRD Board considered, among other factors, a fairness opinion from Duff & Phelps Canada Limited.

IRD directors and officers, as well as certain IRD shareholders, representing approximately 25.4% of the total IRD shares outstanding, have agreed to tender their IRD shares into this transaction.

As is customary in a “friendly” transaction of this nature, IRD has agreed not to solicit competing acquisition proposals, subject to customary fiduciary provisions, which entitle IRD to consider and accept a superior proposal. The definitive agreement between IRD and WiLAN also provides for the payment of a termination fee of $3.0 million to WiLAN if a superior proposal were to be accepted by IRD.

The acquisition is expected to close in the second quarter of 2017, will be completed by way of a statutory plan of arrangement under the Canada Business Corporations Act, and is subject to court approval and the approval of at least two-thirds of the votes cast by holders of IRD’s shares at a meeting called for that purpose on May 24, 2017.

Further information regarding the transaction, copies of the arrangement agreement, the plan of arrangement, and IRD’s information circular and other related documents will be filed with the Canadian securities regulators on or about May 1, 2017 and will be available on SEDAR at www.sedar.com.

www.wilan.com© copyright Wi-LAN 20172

www.irdinc.com

Press release

Advisors

Sampford Advisors is acting as a financial advisor to WiLAN; Norton Rose Fulbright Canada LLP is acting as legal advisor to WiLAN and PricewaterhouseCoopers LLP is acting as accounting advisors to WiLAN.  Duff & Phelps Canada Limited is acting as financial advisor to the Board of IRD and McKercher LLP is acting as legal advisor to IRD.

Conference Call Information:  April 17, 2017 at 4:30 PM ET

WiLAN will conduct a conference call to discuss this announcement today at 4:30 PM Eastern Time. WiLAN Executive Chairman, James Skippen and Interim CEO, Shaun McEwan will host the call along with Terry Bergan, President and CEO of IRD.

Access Information

A live audio webcast will be available at http://bit.ly/2p2ScSK

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

A webcast of the call will be archived for 90 days and is available at http://bit.ly/2p2ScSK

A replay will also be accessible by telephone until 11:59 PM ET on April 24, 2017.

Replay Number (Toll Free): 1.855.859.2056

Replay Number (International): 1.416.849.0833

Replay Password: 7567329

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry.  IRD is a North American company based in Saskatoon, Saskatchewan Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructures.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ. For more information: www.wilan.com.

Forward-looking Information

www.wilan.com© copyright Wi-LAN 20173

www.irdinc.com

Press release

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Shaun McEwanTerry Bergan

Interim CEOPresident and CEO

Wi-LAN Inc.International Road Dynamics Inc.

T: 613.688.4898T : 306.653.6600

E: smcewan@wilan.comE : terry.bergan@irdinc.com

Dave MasonFrancine Senecal

Investor RelationsInvestor Relations

LodeRock Advisors Inc.International Road Dynamics Inc.

T: 613.688.1693T : 306.653.6603

E: dave.mason@loderockadvisors.comE : irdir@irdinc.com

www.wilan.com© copyright Wi-LAN 20174

www.irdinc.com